Mail Stop 4561

May 13, 2008

Mr. Michael K. Simon
Chairman and Chief Executive Officer
LogMeIn, Inc.
500 Unicorn Park Drive
Woburn, MA 01801

> **Re: LogMeIn, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed April 25, 2008**
> **File No. 333-148620**

Dear Mr. Simon:

We have reviewed your response to our letter dated March 27, 2008 in connection with the above referenced filing and have the following comments.

Prospectus Summary, page 1

1. Please refer to comment three of our letter dated March 27, 2008. The report you provided from IDC Research appears to state that Citrix Online is the dominant or leading company in your market, with a more than 90% market share. It appears your references to LogMeIn as a "leading" provider should be deleted or accompanied by quantified information concerning the dominant market share of Citrix Online, relative to LogMeIn. In your response letter, please tell us how you compare to your competitors in quantitative and qualitative terms and consider appropriate disclosure in this respect.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 34

2. We note that you continue to refer to the AICPA Practice Aid as the basis for your discount rate on page 38. Please refer to our prior comment regarding this reference and revise accordingly.

3.   Revise to describe, in greater detail, the reasons for the reduced share value that was used for the issuance of 1.2 million options on November 21st. Please describe why there was a decrease in the revenue multiple of the representative company and disclose why the approval of additional shares of common stock resulted in a decrease in per share value.

Executive Compensation

Compensation Discussion and Analysis, page 69

4.   Please refer to comment 12 of our letter dated March 27, 2008. We note your disclosure that "your executive compensation is benchmarked by comparing your executives' compensation to estimates of executive compensation paid by companies in our industry and region that are also comparable to us in size, revenue, financial condition and capital investment." Please expand your disclosure to explain how you were able to determine that the companies in the comparative "private company peer group" were of comparable size, revenue, financial condition and capital investment, yet are unable to provide a specific list of companies it utilized in the benchmarking process. It appears inconsistent to claim that your executive compensation levels are set in part based on compensation levels at other companies that have the characteristics similar to your company that you list, yet are unable to identify any or all of the companies that you considered. This comment also applies to your disclosure regarding equity incentive awards.

*****

        As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Christine Davis at (202) 551-3408 or Mark Kronforst, Accounting Branch Chief, at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (617) 526-5000
        Michael Penney, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP